Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

Paul M. Montrone Chairman and Chief Executive Officer

Liberty Lane Hampton, NH 03842 Tel: 603-926-5911 Fax: 603-926-1152

June 24, 2004

Dear colleague:

We announced yesterday evening that one of Apogent’s subsidiaries may have improperly recognized between $200,000 and $600,000 of revenue during the quarter ended March 31, 2004. The press release that we issued concerning this matter is attached.

While Apogent is confident that this is an isolated incident, we believe it is prudent to continue conducting our own review of the matter with our independent advisers.

As you know, we have been working closely with the Apogent team during the past few months, and both companies continue to strongly believe in the strategic rationale for the Fisher-Apogent combination. We expect the merger to close on Aug. 2.

In closing, let me thank you for your continued support and hard work, particularly during these past several months. I know that I can count on you to remain focused on the business and serving our customers.

Sincerely,

NEWS RELEASE

Media Contact:	Investor Contact:
Gia L. Oei, 603-929-2489	Carolyn Miller, 603-929-2381
E-mail: Gia.Oei@nh.fishersci.com	E-mail: Carolyn.Miller@nh.fishersci.com

Fisher Scientific To Reschedule Vote On Merger With Apogent;

Anticipates Merger Closing On Aug. 2, 2004

HAMPTON, N.H., June 23, 2004 – Fisher Scientific International Inc. (NYSE: FSH) announced today that it has been informed by Apogent Technologies Inc. (NYSE: AOT) that based on a review by Apogent’s Board of Directors and its Audit Committee, Apogent’s Molecular BioProducts Inc. (MBP) subsidiary in San Diego, Calif., may have improperly recognized between $200,000 and $600,000 of revenue during the quarter ended March 31, 2004.

Fisher has been informed by Apogent that it believes this is an isolated incident. Fisher noted that the amount of revenues concerned is not material to Apogent, which had $298 million in revenues during the second quarter. Fisher supports the review by Apogent’s Board of Directors and its Audit Committee. Fisher has been and is continuing to conduct its own review of the matter with its independent advisors.

Fisher expects to convene its annual meeting of stockholders on June 28, 2004, solely for the purpose of voting on the election of directors and the ratification of auditors, and to adjourn the vote on the issuance of Fisher common stock in connection with the Apogent merger to a date that the companies believe will allow the closing of the merger to occur on Aug. 2, 2004. Closing on the first business day of a month facilitates the efficient coordination of systems cut-off and transfers. Fisher anticipates that this date will also provide Fisher and Apogent and their respective advisors with the time necessary to complete their reviews of the matter and comply with required advanced notice and other legal requirements for the meeting. The May 14, 2004, record date for the meeting to vote on the merger is not expected to change.

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Fisher Scientific To Reschedule Vote On Merger With Apogent – 2

Paul M. Montrone, chairman and chief executive officer of Fisher Scientific, stated, “We believe this is prudent, especially in light of the current environment. We look forward to completing our review of this matter quickly. We have been working closely with the Apogent team over the past few months and continue to believe in the strategic rationale for the Fisher-Apogent combination.”

Live Conference Call and Webcast at 6 p.m. EDT today

Fisher Scientific will host a live conference call and webcast with investment analysts and shareholders at 6 p.m. Eastern Daylight Time (EDT) today to provide more information on this announcement and respond to any questions.

Conference Call Details
Dial-in:	800-299-0148	Domestic
	617-801-9711	International
Passcode:	98063737

Replay dial-in:	888-286-8010	Domestic
	617-801-6888	International
Passcode:	39078493

Webcast: Log onto www.fisherscientific.com at least 15 minutes prior to the call to provide enough time to download any necessary software. The webcast will be listen-only.

About Fisher Scientific International Inc.

As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher’s customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company’s Web site at www.fisherscientific.com.

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Fisher Scientific To Reschedule Vote On Merger With Apogent – 3

Forward-looking Statements

This announcement includes forward-looking statements. Fisher Scientific has based these forward-looking statements on its current expectations and projections about future events. Although Fisher Scientific believes that its assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. Fisher Scientific undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this announcement might not occur.

Additional Information About the Merger and Where to Find it

In connection with the proposed merger, Fisher Scientific and Apogent Technologies have relevant materials on file with the Securities and Exchange Commission (SEC), including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842, or from Fisher’s Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent’s Web site at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the merger. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4, which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the

Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.